**MELLON INSTITUTIONAL FUNDS INVESTMENT TRUST**

**SUPPLEMENT dated November 18, 2008**

**To the PROSPECTUS of**

**Standish Mellon Fixed Income Fund**

**Dated May 1, 2008**
**(as supplemented September 9, 2008)**

---

**The following information supplements and supersedes any contrary information contained in the fund's Prospectus:**

Effective on or about December 1, 2008, the name of the Trust will be changed to Dreyfus Investment Funds and the name of the fund will be changed to Dreyfus/Standish Fixed Income Fund.

———————————————————————

**Effective on or about December 1, 2008, references in the fund's Prospectus to "Mellon Institutional Funds" will be deleted and the fund will be part of the Dreyfus Family of Funds.**

———————————————————————

**The following information supplements and supersedes any contrary information contained in the fund's Prospectus:**

Effective on or about December 1, 2008, The Dreyfus Corporation ("Dreyfus") will replace Standish Mellon Asset Management Company LLC ("Standish") as the fund's investment adviser. Dreyfus is located at 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $340 billion in approximately 180 mutual fund portfolios. Dreyfus and Standish are affiliates of each other and subsidiaries of The Bank of New York Mellon Corporation ("BNY Mellon"). Dreyfus is the primary mutual fund business of BNY Mellon.

There will be no changes to the fund's management fee or to the services to be provided to the fund as a result of the appointment of Dreyfus as the fund's investment adviser. The fund's portfolio managers will continue to manage the fund. In addition to their other affiliations, the portfolio managers also are employees of Dreyfus and will manage the fund in that capacity. The portfolio managers will continue to use Standish's proprietary investment process to manage the fund.

———————————————————————

**Effective on or about December 1, 2008, Dreyfus will assume the fund's current expense undertaking. This expense limitation is voluntary and may be terminated at any time.**

———————————————————————

**Effective on or about December 1, 2008, references in the fund's Prospectus to "www.melloninstitutionalfunds.com" will be replaced with "www.dreyfus.com" and references to "mifunds@mellon.com" will be replaced with "custserv@dreyfus.com." References to a phone number in the fund's Prospectus will be replaced with 1-800-645-6561 and the address to request information on the fund, as stated on page 19, will be 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144. References in the fund's Prospectus to Mellon Bank, N.A. are now replaced with The Bank of New York Mellon.**

---

**Effective on or about December 1, 2008, the following information supplements and supersedes any contrary information contained in the section of the fund's Prospectus entitled "Investment and Account Information" under the following headings:**

<u>Heading</u>

| | |
|---|---|
| How to purchase shares | Minimum initial investment: $1,000 (except as otherwise noted)<br>Minimum subsequent investment: $100 |
| By check | Send a check to the distributor payable to "Dreyfus Family of Funds" (for new accounts, also send the completed account application; when adding to an existing account, write your account number on the check). You may be charged a fee for any check that does not clear. |
| By fax | All references to purchases and redemptions by fax are deleted. |
| By wire (Opening an account) | Call to request an account application and an account number. Have your bank send your investment to The Bank of New York Mellon with these instructions:<br>ABA#: 011001234<br>Account#: 56-5849<br>Fund name:<br>Investor account#:<br>Return your application with the account number on the application. |
| How to exchange shares | You may exchange shares worth $500 or more (no minimum for retirement accounts) of the fund for Class I shares of other Dreyfus funds or for shares of certain other Dreyfus funds. |

---

**Effective on or about December 1, 2008, the following information supplements and supersedes any contrary information contained in the fund's Prospectus.**

Before selling shares recently purchased by check, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire or telephone redemption requests for up to eight business days following the purchase of those shares

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

Limitations on selling shares by phone

| Proceeds<br>Sent by | Minimum<br>phone | Maximum<br>phone |
|---|---|---|
| Check | no minimum | $250,000 *per day* |
| Wire | $1,000 | $500,000 *for joint accounts every 30 days*/$20,000 *per day* |

<u>Written sell orders</u>

Some circumstances require written sell orders with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature much be guaranteed. Please call to ensure that your signature guarantee will be processed correctly.

**INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE PROSPECTUS FOR FUTURE REFERENCE.**

6923S1108

<u>**MELLON INSTITUTIONAL FUNDS INVESTMENT TRUST**</u>

**SUPPLEMENT dated November 18, 2008**

**To the PROSPECTUS of**

**Standish Mellon Intermediate Tax Exempt Bond Fund**

**Dated February 1, 2008**
**(as supplemented September 9, 2008)**

---

**The following information supplements and supersedes any contrary information contained in the fund's Prospectus:**

Effective on or about December 1, 2008, the name of the Trust will be changed to Dreyfus Investment Funds and the name of the fund will be changed to Dreyfus/Standish Intermediate Tax Exempt Bond Fund.

---

**Effective on or about December 1, 2008, references in the fund's Prospectus to "Mellon Institutional Funds" will be deleted and the fund will be part of the Dreyfus Family of Funds.**

---

**The following information supplements and supersedes any contrary information contained in the fund's Prospectus:**

Effective on or about December 1, 2008, The Dreyfus Corporation ("Dreyfus") will replace Standish Mellon Asset Management Company LLC ("Standish") as the fund's investment adviser. Dreyfus is located at 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $340 billion in approximately 180 mutual fund portfolios. Dreyfus and Standish are affiliates of each other and subsidiaries of The Bank of New York Mellon Corporation ("BNY Mellon"). Dreyfus is the primary mutual fund business of BNY Mellon.

There will be no changes to the fund's management fee or to the services to be provided to the fund as a result of the appointment of Dreyfus as the fund's investment adviser. The fund's portfolio managers will continue to manage the fund. In addition to their other affiliations, the portfolio managers also are employees of Dreyfus and will manage the fund in that capacity. The portfolio managers will continue to use Standish's proprietary investment process to manage the fund.

---

**Effective on or about December 1, 2008, Dreyfus will assume the fund's current expense undertaking. This expense limitation is voluntary and may be terminated at any time.**

---

**Effective on or about December 1, 2008, references in the fund's Prospectus to "www.melloninstitutionalfunds.com" will be replaced with "www.dreyfus.com" and references to "mifunds@mellon.com" will be replaced with "custserv@dreyfus.com." References to a phone number in the fund's Prospectus will be replaced with 1-800-645-6561 and the address to request information on the fund, as stated on page 18, will be 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144. References in the fund's Prospectus to Mellon Bank, N.A. are now replaced with The Bank New York Mellon.**

---

**Effective on or about December 1, 2008, the following information supplements and supersedes any contrary information contained in the section of the fund's Prospectus entitled "Investment and Account Information" under the following headings:**

| Heading | |
| --- | --- |
| How to purchase shares | Minimum initial investment: $1,000 (except as otherwise noted)<br>Minimum subsequent investment: $100 |
| By check | Send a check to the distributor payable to "Dreyfus Family of Funds" (for new accounts, also send the completed account application; when adding to an existing account, write your account number on the check). You may be charged a fee for any check that does not clear. |
| By fax | All references to purchases and redemptions by fax are deleted. |
| By wire (Opening an account) | Call to request an account application and an account number. Have your bank send your investment to The Bank of New York Mellon with these instructions:<br>ABA#: 011001234<br>Account#: 56-5849<br>Fund name:<br>Investor account#:<br>Return your application with the account number on the application. |
| How to exchange shares | You may exchange shares worth $500 or more (no minimum for retirement accounts) of the fund for Class I shares of other Dreyfus funds or for shares of certain other Dreyfus funds. |

---

**Effective on or about December 1, 2008, the following information supplements and supersedes any contrary information contained in the fund's Prospectus.**

Before selling shares recently purchased by check, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire or telephone redemption requests for up to eight business days following the purchase of those shares

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

Limitations on selling shares by phone

| Proceeds<br>Sent by | Minimum<br>phone | Maximum<br>phone |
| --- | --- | --- |
| Check | no minimum | $250,000 *per day* |
| Wire | $1,000 | $500,000 *for joint accounts every 30 days*/$20,000 *per day* |

<u>Written sell orders</u>

Some circumstances require written sell orders with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature much be guaranteed. Please call to ensure that your signature guarantee will be processed correctly.

**INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE PROSPECTUS FOR FUTURE REFERENCE.**

## MELLON INSTITUTIONAL FUNDS INVESTMENT TRUST

### SUPPLEMENT dated November 18, 2008

### To the PROSPECTUS of

### Standish Mellon International Fixed Income Fund
### Standish Mellon Global Fixed Income Fund

### Dated May 1, 2008
### (as supplemented September 9, 2008)

**The following information supplements and supersedes any contrary information contained in the funds' Prospectus:**

Effective on or about December 1, 2008, the name of the Trust will be changed to Dreyfus Investment Funds and the name of each fund will be changed as set forth below.

| Old Fund Name | New Fund Name |
|---|---|
| Standish Mellon International Fixed Income Fund | Dreyfus/Standish International Fixed Income Fund |
| Standish Mellon Global Fixed Income Fund | Dreyfus/Standish Global Fixed Income Fund |

_____

**Effective on or about December 1, 2008, references in the funds' Prospectus to "Mellon Institutional Funds" and "Mellon Institutional Group of Global Fixed Income Funds" will be deleted and the funds will be part of the Dreyfus Family of Funds.**

_____

**The following information supplements and supersedes any contrary information contained in the funds' Prospectus:**

Effective on or about December 1, 2008, The Dreyfus Corporation ("Dreyfus") will replace Standish Mellon Asset Management Company LLC ("Standish") as each fund's investment adviser. Dreyfus is located at 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $340 billion in approximately 180 mutual fund portfolios. Dreyfus and Standish are affiliates of each other and subsidiaries of The Bank of New York Mellon Corporation ("BNY Mellon"). Dreyfus is the primary mutual fund business of BNY Mellon.

There will be no changes to the management fees of any fund or to the services to be provided to any fund as a result of the appointment of Dreyfus as each fund's investment adviser. Each fund's portfolio managers will continue to manage the respective fund. In addition to their other affiliations, the portfolio managers also are employees of Dreyfus and will manage the respective fund in that capacity. The portfolio managers will continue to use Standish's proprietary investment process to manage the respective fund.

_____

**Effective on or about December 1, 2008, Dreyfus will assume each fund's current expense undertaking. These expense limitations are voluntary and may be terminated at any time.**

_____

**Effective on or about December 1, 2008, references in the funds' Prospectus to "www.melloninstitutionalfunds.com" will be replaced with "www.dreyfus.com" and references to "mifunds@mellon.com" will be replaced with "custserv@dreyfus.com." References to a phone number in the funds' Prospectus will be replaced with 1-800-645-6561 and the address to request information on a fund, as stated on page 22, will be 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144. References in the funds' Prospectus to Mellon Bank, N.A. are now replaced with The Bank of New York Mellon.**

---

**Effective on or about December 1, 2008, the following information supplements and supersedes any contrary information contained in the section of the funds' Prospectus entitled "Investment and Account Information" under the following headings:**

<u>Heading</u>

| | |
|---|---|
| How to purchase shares | Minimum initial investment: $1,000 (except as otherwise noted)<br>Minimum subsequent investment: $100 |
| By check | Send a check to the distributor payable to "Dreyfus Family of Funds" (for new accounts, also send the completed account application; when adding to an existing account, write your account number on the check). You may be charged a fee for any check that does not clear. |
| By fax | All references to purchases and redemptions by fax are deleted. |
| By wire (Opening an account) | Call to request an account application and an account number. Have your bank send your investment to The Bank of New York Mellon with these instructions:<br>ABA#: 011001234<br>Account#: 56-5849<br>Fund name:<br>Investor account#:<br>Return your application with the account number on the application. |
| How to exchange shares | You may exchange shares worth $500 or more (no minimum for retirement accounts) of a fund for Class I shares of other Dreyfus funds or for shares of certain other Dreyfus funds. |

---

**Effective on or about December 1, 2008, the following information supplements and supersedes any contrary information contained in the funds' Prospectus.**

Before selling shares recently purchased by check, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire or telephone redemption requests for up to eight business days following the purchase of those shares

Unless you decline teleservice privileges on your application, each fund's transfer agent is authorized to act on telephone instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

Limitations on selling shares by phone

| Proceeds Sent by | Minimum phone | Maximum phone |
|---|---|---|
| Check | no minimum | $250,000 *per day* |
| Wire | $1,000 | $500,000 *for joint accounts every 30 days*/$20,000 *per day* |

<u>Written sell orders</u>

Some circumstances require written sell orders with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature much be guaranteed. Please call to ensure that your signature guarantee will be processed correctly.

**INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE PROSPECTUS FOR FUTURE REFERENCE.**

**MELLON INSTITUTIONAL FUNDS INVESTMENT TRUST**

**SUPPLEMENT dated November 18, 2008**

**To the PROSPECTUS of**

**Newton International Equity Fund --
Class A, C and R Shares**

**Dated March 31, 2008
(as supplemented July 1, 2008)**

---

**The following information supplements and supersedes any contrary information contained in the fund's Prospectus:**

Effective on or about December 1, 2008, the name of the Trust will be changed to Dreyfus Investment Funds and the name of the fund will be changed to Dreyfus/Newton International Equity Fund.

---

**Effective on or about December 1, 2008, references in the fund's Prospectus to "Mellon Institutional Funds" will be replaced with the Dreyfus Family of Funds.**

---

**The following information supplements and supersedes any contrary information contained in the fund's Prospectus:**

Effective on or about December 1, 2008, The Dreyfus Corporation ("Dreyfus") will replace Newton Capital Management Limited ("Newton") as the fund's investment adviser. Newton will serve as the fund's sub-investment adviser. As the fund's sub-investment adviser, Newton, subject to Dreyfus' supervision, will continue to provide investment advisory assistance and research and the day-to-day management of the fund's investments. Dreyfus is located at 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $340 billion in approximately 180 mutual fund portfolios. Newton is located at 160 Queen Victoria Street, London, EC4V 4LA, England, and was formed in 1978. As of September 30, 2008, Newton, together with its parent and its parent's subsidiaries, managed approximately $62 billion in discretionary separate accounts and other investment accounts. Dreyfus and Newton are affiliates of each other and subsidiaries of The Bank of New York Mellon Corporation ("BNY Mellon"). Dreyfus is the primary mutual fund business of BNY Mellon.

There will be no changes to the fund's management fee as a result of the appointment of Dreyfus as the fund's investment adviser and Dreyfus will pay Newton the sub-investment advisory fee directly. There will be no changes to the services to be provided to the fund as a result of the appointment of Dreyfus as the fund's investment adviser and Newton as the fund's sub-investment adviser, except that Dreyfus will supervise Newton's day-to-day management of the fund's investments. The fund's portfolio managers will continue to manage the fund.

---

**Effective on or about December 1, 2008, Dreyfus will assume the fund's current expense undertaking. This expense limitation is voluntary and may be terminated at any time.**

---

**Effective on or about December 1, 2008, references in the fund's Prospectus to "www.melloninstitutionalfunds.com" are deleted.**

**INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE PROSPECTUS FOR FUTURE REFERENCE.**

## MELLON INSTITUTIONAL FUNDS INVESTMENT TRUST

### SUPPLEMENT dated November 18, 2008

### To the PROSPECTUS of

### Newton International Equity Fund -- Class I Shares

### Dated February 1, 2008
### (as supplemented March 14, 2008, March 21, 2008 and September 9, 2008)

---

**The following information supplements and supersedes any contrary information contained in the fund's Prospectus:**

Effective on or about December 1, 2008, the name of the Trust will be changed to Dreyfus Investment Funds and the name of the fund will be changed to Dreyfus/Newton International Equity Fund.

---

**Effective on or about December 1, 2008, references in the fund's Prospectus to "Mellon Institutional Funds" will be deleted and the fund will be part of the Dreyfus Family of Funds.**

---

**The following information supplements and supersedes any contrary information contained in the fund's Prospectus:**

Effective on or about December 1, 2008, The Dreyfus Corporation ("Dreyfus") will replace Newton Capital Management Limited ("Newton") as the fund's investment adviser. Newton will serve as the fund's sub-investment adviser. As the fund's sub-investment adviser, Newton, subject to Dreyfus' supervision, will continue to provide investment advisory assistance and research and the day-to-day management of the fund's investments. Dreyfus is located at 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $340 billion in approximately 180 mutual fund portfolios. Newton is located at 160 Queen Victoria Street, London, EC4V 4LA, England, and was formed in 1978. As of September 30, 2008, Newton, together with its parent and its parent's subsidiaries, managed approximately $62 billion in discretionary separate accounts and other investment accounts. Dreyfus and Newton are affiliates of each other and subsidiaries of The Bank of New York Mellon Corporation ("BNY Mellon"). Dreyfus is the primary mutual fund business of BNY Mellon.

There will be no changes to the fund's management fee as a result of the appointment of Dreyfus as the fund's investment adviser and Dreyfus will pay Newton the sub-investment advisory fee directly. There will be no changes to the services to be provided to the fund as a result of the appointment of Dreyfus as the fund's investment adviser and Newton as the fund's sub-investment adviser, except that Dreyfus will supervise Newton's day-to-day management of the fund's investments. The fund's portfolio managers will continue to manage the fund.

---

**Effective on or about December 1, 2008, Dreyfus will assume the fund's current expense undertaking. This expense limitation is voluntary and may be terminated at any time.**

---

**Effective on or about December 1, 2008, references in the fund's Prospectus to "www.melloninstitutionalfunds.com" will be replaced with "www.dreyfus.com" and references to "mifunds@mellon.com" will be replaced with "custserv@dreyfus.com." References to a phone number in the fund's Prospectus will be replaced with 1-800-645-6561 and the address to request information on the fund, as stated on page 22, will be 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144. References in the fund's Prospectus to Mellon Bank, N.A. are now replaced with The Bank of New York Mellon.**

_____

**Effective on or about December 1, 2008, the following information supplements and supersedes any contrary information contained in the section of the fund's Prospectus entitled "Investment and Account Information" under the following headings:**

Heading

| | |
|---|---|
| By check | Send a check to the distributor payable to "Dreyfus Family of Funds" (for new accounts, also send the completed account application; when adding to an existing account, write your account number on the check). You may be charged a fee for any check that does not clear. |
| By fax | All references to purchases and redemptions by fax are deleted. |
| By wire (Opening an account) | Call to request an account application and an account number. Have your bank send your investment to The Bank of New York Mellon with these instructions:<br>ABA#: 011001234<br>Account#: 56-5849<br>Fund name:<br>Investor account#:<br>Return your application with the account number on the application. |
| How to exchange<br>Class I shares | You may exchange Class I shares worth $500 or more (no minimum for retirement accounts) of the fund for Class I shares of other Dreyfus funds or for shares of certain other Dreyfus funds. |

_____

**Effective on or about December 1, 2008, the following information supplements and supersedes any contrary information contained in the fund's Prospectus.**

Before selling shares recently purchased by check, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire or telephone redemption requests for up to eight business days following the purchase of those shares

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

Limitations on selling shares by phone

| Proceeds<br>Sent by | Minimum<br>phone | Maximum<br>phone |
|---|---|---|
| Check | no minimum | $250,000 *per day* |
| Wire | $1,000 | $500,000 *for joint accounts every 30 days*/$20,000 *per day* |

<u>Written sell orders</u>

Some circumstances require written sell orders with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature much be guaranteed. Please call to ensure that your signature guarantee will be processed correctly.

**INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE PROSPECTUS FOR FUTURE REFERENCE.**

**MELLON INSTITUTIONAL FUNDS INVESTMENT TRUST**

**SUPPLEMENT dated November 18, 2008**

**To the PROSPECTUS of**

**The Boston Company Group of Equity Funds:**
**The Boston Company Large Cap Core Fund**
**The Boston Company Small Cap Value Fund**
**The Boston Company Small Cap Value Fund II**
**The Boston Company Small Cap Growth Fund**
**The Boston Company Small/Mid Cap Growth Fund**
**The Boston Company Small Cap Tax-Sensitive Equity Fund**
**The Boston Company Emerging Markets Core Equity Fund**
**The Boston Company International Core Equity Fund**
**The Boston Company International Small Cap Fund**

**Dated February 1, 2008**
**(as supplemented April 22, 2008, June 25, 2008 and September 9, 2008)**

---

**The following information supplements and supersedes any contrary information contained in the funds' Prospectus:**

Effective on or about December 1, 2008, the name of the Trust will be changed to Dreyfus Investment Funds and the name of each fund will be changed as set forth below.

| **Old Fund Name** | **New Fund Name** |
| --- | --- |
| The Boston Company Large Cap Core Fund | Dreyfus/The Boston Company Large Cap Core Fund |
| The Boston Company Small Cap Value Fund | Dreyfus/The Boston Company Small Cap Value Fund |
| The Boston Company Small Cap Value Fund II | Dreyfus/The Boston Company Small Cap Value Fund II |
| The Boston Company Small Cap Growth Fund | Dreyfus/The Boston Company Small Cap Growth Fund |
| The Boston Company Small/Mid Cap Growth Fund | Dreyfus/The Boston Company Small/Mid Cap Growth Fund |
| The Boston Company Small Cap Tax-Sensitive Equity Fund | Dreyfus/The Boston Company Small Cap Tax-Sensitive Equity Fund |
| The Boston Company Emerging Markets Core Equity Fund | Dreyfus/The Boston Company Emerging Markets Core Equity Fund |
| The Boston Company International Core Equity Fund | Dreyfus/The Boston Company International Core Equity Fund |
| The Boston Company International Small Cap Fund | Dreyfus/The Boston Company International Small Cap Fund |

---

**Effective on or about December 1, 2008, references in the funds' Prospectus to "Mellon Institutional Funds" and "The Boston Company Group of Equity Funds" will be deleted and the funds will be part of the Dreyfus Family of Funds.**

---

**The following information supplements and supersedes any contrary information contained in the funds' Prospectus:**

Effective on or about December 1, 2008, The Dreyfus Corporation ("Dreyfus") will replace The Boston Company Asset Management, LLC ("TBCAM") as each fund's investment adviser. Dreyfus is located at

200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $340 billion in approximately 180 mutual fund portfolios. Dreyfus and TBCAM are affiliates of each other and subsidiaries of The Bank of New York Mellon Corporation ("BNY Mellon"). Dreyfus is the primary mutual fund business of BNY Mellon.

There will be no changes to the management fees of any fund or to the services to be provided to any fund as a result of the appointment of Dreyfus as each fund's investment adviser. Each fund's portfolio managers will continue to manage the respective fund. In addition to their other affiliations, the portfolio managers also are employees of Dreyfus and will manage the respective fund in that capacity. The portfolio managers will continue to use TBCAM's proprietary investment process to manage the respective fund.

---

**Effective on or about December 1, 2008, Dreyfus will assume for each fund any current expense undertaking that has not yet expired. These expense limitations are voluntary and may be terminated at any time.**

---

**Effective on or about December 1, 2008, references in the funds' Prospectus to "www.melloninstitutionalfunds.com" will be replaced with "www.dreyfus.com" and references to "mifunds@mellon.com" will be replaced with "custserv@dreyfus.com." References to a phone number in the funds' Prospectus will be replaced with 1-800-645-6561 and the address to request information on a fund, as stated on page 42, will be 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144. References in the funds' Prospectus to Mellon Bank, N.A. are now replaced with The Bank of New York Mellon.**

---

**Effective on or about December 1, 2008, the following information supplements and supersedes any contrary information contained in the section of the funds' Prospectus entitled "Investment and Account Information" under the following headings:**

<u>Heading</u>

| | |
|---|---|
| How to purchase shares | Minimum initial investment: $1,000 (except as otherwise noted) Minimum subsequent investment: $100 |
| By check | Send a check to the distributor payable to "Dreyfus Family of Funds" (for new accounts, also send the completed account application; when adding to an existing account, write your account number on the check). You may be charged a fee for any check that does not clear. |
| By fax | All references to purchases and redemptions by fax are deleted. |
| By wire (Opening an account) | Call to request an account application and an account number. Have your bank send your investment to The Bank of New York Mellon with these instructions: ABA#: 011001234 Account#: 56-5849 Fund name: Investor account#: Return your application with the account number on the application. |
| How to exchange shares | You may exchange shares worth $500 or more (no minimum for retirement accounts) of a fund for Class I shares of other Dreyfus funds or for shares of certain other Dreyfus funds. |

_____

**Effective on or about December 1, 2008, the following information supplements and supersedes any contrary information contained in the funds' Prospectus.**

Before selling shares recently purchased by check, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire or telephone redemption requests for up to eight business days following the purchase of those shares

Unless you decline teleservice privileges on your application, each fund's transfer agent is authorized to act on telephone instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

Limitations on selling shares by phone

| Proceeds<br>Sent by | Minimum<br>phone | Maximum<br>phone |
|---|---|---|
| Check | no minimum | $250,000 *per day* |
| Wire | $1,000 | $500,000 *for joint accounts every 30 days*/$20,000 *per day* |

<u>Written sell orders</u>

Some circumstances require written sell orders with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature much be guaranteed. Please call to ensure that your signature guarantee will be processed correctly.

**INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE PROSPECTUS FOR FUTURE REFERENCE.**

MIF-TBC-1108

# Mellon Institutional Funds Investment Trust

## SUPPLEMENT dated November 18, 2008

## To the STATEMENT OF ADDITIONAL INFORMATION of

## Standish Mellon Fixed Income Fund

## Dated May 1, 2008

_____

**The following information supplements and supersedes any contrary information contained in the fund's Statement of Additional Information (the "SAI"):**

Effective on or about December 1, 2008, the name of the Trust will be changed to Dreyfus Investment Funds and the name of the fund will be changed to Dreyfus/Standish Fixed Income Fund.

_____

**Effective on or about December 1, 2008, references in the fund's SAI to "Mellon Institutional Funds" will be deleted and the fund will be part of the Dreyfus Family of Funds.**

_____

**The following information supplements and supersedes any contrary information contained in the fund's SAI:**

Effective on or about December 1, 2008, The Dreyfus Corporation ("Dreyfus") will replace Standish Mellon Asset Management Company LLC ("Standish") as the fund's investment adviser. Dreyfus is located at 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $340 billion in approximately 180 mutual fund portfolios. Dreyfus and Standish are affiliates of each other and subsidiaries of The Bank of New York Mellon Corporation ("BNY Mellon"). Dreyfus is the primary mutual fund business of BNY Mellon.

There will be no changes to the fund's management fee or to the services to be provided to the fund as a result of the appointment of Dreyfus as the fund's investment adviser. The fund's portfolio managers will continue to manage the fund. In addition to their other affiliations, the portfolio managers also are employees of Dreyfus and will manage the fund in that capacity. The portfolio managers will continue to use Standish's proprietary investment process to manage the fund.

The following persons are officers and/or directors of Dreyfus: Jonathan Little, Chair of the Board; Jonathan Baum, Chief Executive Officer and a director; J. Charles Cardona, President and a director; Diane P. Durnin, Vice Chair and a director; Phillip N. Maisano, Chief Investment Officer, Vice Chair and a director; J. David Officer, Chief Operating Officer, Vice Chair and a director; Dwight Jacobsen, Executive Vice President; Patrice M. Kozlowski, Senior Vice President – Corporate Communications; Jill Gill, Vice President – Human Resources; Anthony Mayo, Vice President – Information Systems; Theodore A. Schachar, Vice President – Tax; John E. Lane, Vice President; Jeanne M. Login, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Secretary; and Mitchell E. Harris, Ronald P. O'Hanley III, and Scott E. Wennerholm, directors.

_____

**The following information supplements and supersedes any contrary information contained in the section of the fund's SAI entitled "Management-Trustees and Officers of the Trust".**

Effective on or about December 1, 2008, the Trust's Board will be comprised of the persons listed below.  The Trustees' positions with the Trust, principal occupations and other board memberships and affiliations also are shown below.  None of the Trustees are "interested persons" of the Trust, as defined in the Investment Company Act of 1940, as amended.

| Name (Age) Position with Trust (Since) | Principal Occupation During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Joseph S. DiMartino (65) Chairman of the Board (2008) | Corporate Director and Trustee | The Muscular Dystrophy Association, Director Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director |
| James M. Fitzgibbons (74) Board Member (2008) | Corporate Director and Trustee | Bill Barrett Company, an oil and gas exploration company, Director |
| Kenneth A. Himmel (62) Board Member (2008) | President and CEO, Related Urban Development, a real estate development company (1996-present) President and CEO, Himmel & Company, a real estate development company (1980-present) CEO, American Food Management, a restaurant company (1983-present) | None |
| Stephen J. Lockwood (61) Board Member (2008) | Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present) | None |
| Roslyn M. Watson (59) Board Member (2008) | Principal, Watson Ventures, Inc., a real estate investment company (1993-present) | American Express Bank, Director The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee National Osteoporosis Foundation, Trustee SBLI-USA, Director |

| Name (Age) Position with Trust (Since) | Principal Occupation During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Benaree Pratt Wiley (62) Board Member (2008) | Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present) President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005) | Boston College, Trustee Associate Blue Cross Blue Shield of Massachusetts, Director Commonwealth Institute, Director Efficacy Institute, Director PepsiCo African – American, Chair of Advisory Board The Boston Foundation, Director Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director CBIZ, a professional support consultant and service provider to small and midsized corporations, Director |

The address of each Trustee of the Trust is 200 Park Avenue, New York, New York 10166.

_____

**Effective on or about December 1, 2008, references in the fund's SAI to "www.melloninstitutionalfunds.com" will be replaced with "www.dreyfus.com." References to a phone number in the fund's SAI will be replaced with 1-800-645-6561 and the address to request information on the fund will be 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144. References in the fund's SAI to Mellon Bank, N.A. are now replaced with The Bank of New York Mellon.**

**INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE.**

# Mellon Institutional Funds Investment Trust

## SUPPLEMENT dated November 18, 2008

## To the STATEMENT OF ADDITIONAL INFORMATION of

## Standish Mellon Intermediate Tax Exempt Bond Fund

**Dated February 1, 2008**
**(as supplemented May 30, 2008)**

_____

   **The following information supplements and supersedes any contrary information contained in the fund's Statement of Additional Information (the "SAI"):**

   Effective on or about December 1, 2008, the name of the Trust will be changed to Dreyfus Investment Funds and the name of the fund will be changed to Dreyfus/Standish Intermediate Tax Exempt Bond Fund.

_____

   **Effective on or about December 1, 2008, references in the fund's SAI to "Mellon Institutional Funds" will be deleted and the fund will be part of the Dreyfus Family of Funds.**

_____

   **The following information supplements and supersedes any contrary information contained in the fund's SAI:**

   Effective on or about December 1, 2008, The Dreyfus Corporation ("Dreyfus") will replace Standish Mellon Asset Management Company LLC ("Standish") as the fund's investment adviser.  Dreyfus is located at 200 Park Avenue, New York, New York 10166.  Founded in 1947, Dreyfus manages approximately $340 billion in approximately 180 mutual fund portfolios.  Dreyfus and Standish are affiliates of each other and subsidiaries of The Bank of New York Mellon Corporation ("BNY Mellon").  Dreyfus is the primary mutual fund business of BNY Mellon.

   There will be no changes to the fund's management fee or to the services to be provided to the fund as a result of the appointment of Dreyfus as the fund's investment adviser.  The fund's portfolio managers will continue to manage the fund.  In addition to their other affiliations, the portfolio managers also are employees of Dreyfus and will manage the fund in that capacity.  The portfolio managers will continue to use Standish's proprietary investment process to manage the fund.

   The following persons are officers and/or directors of Dreyfus:  Jonathan Little, Chair of the Board; Jonathan Baum, Chief Executive Officer and a director; J. Charles Cardona, President and a director; Diane P. Durnin, Vice Chair and a director; Phillip N. Maisano, Chief Investment Officer, Vice Chair and a director; J. David Officer, Chief Operating Officer, Vice Chair and a director; Dwight Jacobsen, Executive Vice President; Patrice M. Kozlowski, Senior Vice President – Corporate Communications; Jill Gill, Vice President – Human Resources; Anthony Mayo, Vice President – Information Systems; Theodore A. Schachar, Vice President – Tax; John E. Lane, Vice President; Jeanne M. Login, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Secretary; and Mitchell E. Harris, Ronald P. O'Hanley III, and Scott E. Wennerholm, directors.

_____

**Effective on or about December 1, 2008, Dreyfus will assume the fund's current expense undertaking. This expense limitation is voluntary and may be terminated at any time.**

_____

**The following information supplements and supersedes any contrary information contained in the section of the fund's SAI entitled "Management-Trustees and Officers of the Trust".**

Effective on or about December 1, 2008, the Trust's Board will be comprised of the persons listed below. The Trustees' positions with the Trust, principal occupations and other board memberships and affiliations also are shown below. None of the Trustees are "interested persons" of the Trust, as defined in the Investment Company Act of 1940, as amended.

| Name (Age) Position with Trust (Since) | Principal Occupation During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Joseph S. DiMartino (65) Chairman of the Board (2008) | Corporate Director and Trustee | The Muscular Dystrophy Association, Director Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director |
| James M. Fitzgibbons (74) Board Member (2008) | Corporate Director and Trustee | Bill Barrett Company, an oil and gas exploration company, Director |
| Kenneth A. Himmel (62) Board Member (2008) | President and CEO, Related Urban Development, a real estate development company (1996-present) President and CEO, Himmel & Company, a real estate development company (1980-present) CEO, American Food Management, a restaurant company (1983-present) | None |
| Stephen J. Lockwood (61) Board Member (2008) | Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present) | None |
| Roslyn M. Watson (59) Board Member (2008) | Principal, Watson Ventures, Inc., a real estate investment company (1993-present) | American Express Bank, Director The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee National Osteoporosis Foundation, Trustee SBLI-USA, Director |

2

| Name (Age) Position with Trust (Since) | Principal Occupation During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Benaree Pratt Wiley (62) Board Member (2008) | Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present) President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005) | Boston College, Trustee Associate Blue Cross Blue Shield of Massachusetts, Director Commonwealth Institute, Director Efficacy Institute, Director PepsiCo African – American, Chair of Advisory Board The Boston Foundation, Director Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director CBIZ, a professional support consultant and service provider to small and midsized corporations, Director |

The address of each Trustee of the Trust is 200 Park Avenue, New York, New York 10166.

_____

**Effective on or about December 1, 2008, references in the fund's SAI to "www.melloninstitutionalfunds.com" will be replaced with "www.dreyfus.com." References to a phone number in the fund's SAI will be replaced with 1-800-645-6561 and the address to request information on the fund will be 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144. References in the fund's SAI to Mellon Bank, N.A. are now replaced with The Bank of New York Mellon.**

**INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE.**

# Mellon Institutional Funds Investment Trust

## SUPPLEMENT dated November 18, 2008

### To the STATEMENT OF ADDITIONAL INFORMATION of

### Standish Mellon Institutional Group of Global Fixed Income Funds:
**Standish Mellon International Fixed Income Fund**
**Standish Mellon Global Fixed Income Fund**

### Dated May 1, 2008

_____

The following information supplements and supersedes any contrary information contained in the funds' Statement of Additional Information (the "SAI"):

Effective on or about December 1, 2008, the name of the Trust will be changed to Dreyfus Investment Funds and the name of each fund will be changed as set forth below.

| Old Fund Name | New Fund Name |
|---|---|
| Standish Mellon International Fixed Income Fund | Dreyfus/Standish International Fixed Income Fund |
| Standish Mellon Global Fixed Income Fund | Dreyfus/Standish Global Fixed Income Fund |

_____

Effective on or about December 1, 2008, references in the funds' SAI to "Mellon Institutional Funds" and "Standish Mellon Institutional Group of Global Fixed Income Funds" will be deleted and the funds will be part of the Dreyfus Family of Funds.

_____

The following information supplements and supersedes any contrary information contained in the funds' SAI:

Effective on or about December 1, 2008, The Dreyfus Corporation ("Dreyfus") will replace Standish Mellon Asset Management, Company LLC ("Standish") as each fund's investment adviser. Dreyfus is located at 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $340 billion in approximately 180 mutual fund portfolios. Dreyfus and Standish are affiliates of each other and subsidiaries of The Bank of New York Mellon Corporation ("BNY Mellon"). Dreyfus is the primary mutual fund business of BNY Mellon.

There will be no changes to the management fees of any fund or to the services to be provided to any fund as a result of the appointment of Dreyfus as each fund's investment adviser. Each fund's portfolio managers will continue to manage the respective fund. In addition to their other affiliations, the portfolio managers also are employees of Dreyfus and will manage the respective fund in that capacity. The portfolio managers will continue to use Standish's proprietary investment process to manage the respective fund.

The following persons are officers and/or directors of Dreyfus: Jonathan Little, Chair of the Board; Jonathan Baum, Chief Executive Officer and a director; J. Charles Cardona, President and a director; Diane P. Durnin, Vice Chair and a director; Phillip N. Maisano, Chief Investment Officer, Vice Chair and a director; J. David Officer, Chief Operating Officer, Vice Chair and a director; Dwight Jacobsen, Executive Vice President; Patrice M. Kozlowski, Senior Vice President – Corporate Communications; Jill Gill, Vice President – Human Resources; Anthony Mayo, Vice President – Information Systems; Theodore A. Schachar, Vice President – Tax; John E. Lane, Vice President;

Jeanne M. Login, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Secretary; and Mitchell E. Harris, Ronald P. O'Hanley III, and Scott E. Wennerholm, directors.

_____

**The following information supplements and supersedes any contrary information contained in the section of the funds' SAI entitled "Management-Trustees and Officers of the Trust".**

Effective on or about December 1, 2008, the Trust's Board will be comprised of the persons listed below. The Trustees' positions with the Trust, principal occupations and other board memberships and affiliations also are shown below. None of the Trustees are "interested persons" of the Trust, as defined in the Investment Company Act of 1940, as amended.

| Name (Age)<br>Position with Trust (Since) | Principal Occupation<br>During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Joseph S. DiMartino (65)<br>Chairman of the Board<br>(2008) | Corporate Director and Trustee | The Muscular Dystrophy Association, Director<br>Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director<br>The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director<br>Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director |
| James M. Fitzgibbons (74)<br>Board Member (2008) | Corporate Director and Trustee | Bill Barrett Company, an oil and gas exploration company, Director |
| Kenneth A. Himmel (62)<br>Board Member (2008) | President and CEO, Related Urban Development, a real estate development company (1996-present)<br>President and CEO, Himmel & Company, a real estate development company (1980-present)<br>CEO, American Food Management, a restaurant company (1983-present) | None |
| Stephen J. Lockwood (61)<br>Board Member (2008) | Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present) | None |
| Roslyn M. Watson (59)<br>Board Member (2008) | Principal, Watson Ventures, Inc., a real estate investment company (1993-present) | American Express Bank, Director<br>The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee<br>National Osteoporosis Foundation, Trustee<br>SBLI-USA, Director |

| Name (Age)<br>Position with Trust (Since) | Principal Occupation<br>During Past 5 Years | Other Board Memberships and Affiliations |
| --- | --- | --- |
| Benaree Pratt Wiley (62)<br>Board Member (2008) | Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)<br>President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005) | Boston College, Trustee Associate<br>Blue Cross Blue Shield of Massachusetts, Director<br>Commonwealth Institute, Director<br>Efficacy Institute, Director<br>PepsiCo African – American, Chair of Advisory Board<br>The Boston Foundation, Director<br>Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director<br>CBIZ, a professional support consultant and service provider to small and midsized corporations, Director |

The address of each Trustee of the Trust is 200 Park Avenue, New York, New York 10166.

_____

**Effective on or about December 1, 2008, references in the funds' SAI to "www.melloninstitutionalfunds.com" will be replaced with "www.dreyfus.com." References to a phone number in the funds' SAI will be replaced with 1-800-645-6561 and the address to request information on a fund will be 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144. References in the funds' SAI to Mellon Bank, N.A. are now replaced with The Bank of New York Mellon.**

**INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE.**

# Mellon Institutional Funds Investment Trust

## SUPPLEMENT dated November 18, 2008

### To the STATEMENT OF ADDITIONAL INFORMATION of

### Newton International Equity Fund - - Class A, C and R Shares

### Dated March 31, 2008
### (as supplemented July 1, 2008)

_____

**The following information supplements and supersedes any contrary information contained in the fund's Statement of Additional Information (the "SAI"):**

Effective on or about December 1, 2008, the name of the Trust will be changed to Dreyfus Investment Funds and the name of the fund will be changed to Dreyfus/Newton International Equity Fund.

_____

**Effective on or about December 1, 2008, references in the fund's SAI to "Mellon Institutional Funds" will be deleted and the fund will be part of the Dreyfus Family of Funds.**

_____

**The following information supplements and supersedes any contrary information contained in the fund's SAI:**

Effective on or about December 1, 2008, The Dreyfus Corporation ("Dreyfus") will replace Newton Capital Management Limited ("Newton") as the fund's investment adviser. Newton will serve as the fund's sub-investment adviser. As the fund's sub-investment adviser, Newton, subject to Dreyfus' supervision, will continue to provide investment advisory assistance and research and the day-to-day management of the fund's investments. Dreyfus is located at 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $340 billion in approximately 180 mutual fund portfolios. Newton is located at 160 Queen Victoria Street, London, EC4V 4LA, England, and was formed in 1979. As of September 30, 2008, Newton, together with its parent and its parent's subsidiaries, managed approximately $62 billion in discretionary separate accounts and other investment accounts. Dreyfus and Newton are affiliates of each other and subsidiaries of The Bank of New York Mellon Corporation ("BNY Mellon"). Dreyfus is the primary mutual fund business of BNY Mellon.

There will be no changes to the fund's management fee as a result of the appointment of Dreyfus as the fund's investment adviser and Dreyfus will pay Newton the sub-investment advisory fee directly. There will be no changes to the services to be provided to the fund as a result of the appointment of Dreyfus as the fund's investment adviser and Newton as the fund's sub-investment adviser, except that Dreyfus will supervise Newton's day-to-day management of the fund's investments. The fund's portfolio managers will continue to manage the fund.

The following persons are officers and/or directors of Dreyfus: Jonathan Little, Chair of the Board; Jonathan Baum, Chief Executive Officer and a director; J. Charles Cardona, President and a director; Diane P. Durnin, Vice Chair and a director; Phillip N. Maisano, Chief Investment Officer, Vice Chair and a director; J. David Officer, Chief Operating Officer, Vice Chair and a director; Dwight Jacobsen, Executive Vice President; Patrice M. Kozlowski, Senior Vice President – Corporate Communications; Jill Gill, Vice President – Human Resources; Anthony Mayo, Vice President – Information Systems; Theodore A. Schachar, Vice President – Tax; John E. Lane, Vice President; Jeanne M. Login, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Secretary; and Mitchell E. Harris, Ronald P. O'Hanley III, and Scott E. Wennerholm, directors.

_____

**Effective on or about December 1, 2008, Dreyfus will assume the fund's current expense undertaking.  This expense limitation is voluntary and may be terminated at any time**.

_____

**The following information supplements and supersedes any contrary information contained in the section of the fund's SAI entitled "Management-Trustees and Officers of the Trust".**

Effective on or about December 1, 2008, the Trust's Board will be comprised of the persons listed below. The Trustees' positions with the Trust, principal occupations and other board memberships and affiliations also are shown below.  None of the Trustees are "interested persons" of the Trust, as defined in the Investment Company Act of 1940, as amended.

| Name (Age) Position with Trust (Since) | Principal Occupation During Past 5 Years | Other Board Memberships and Affiliations |
| --- | --- | --- |
| Joseph S. DiMartino (65) Chairman of the Board (2008) | Corporate Director and Trustee | The Muscular Dystrophy Association, Director Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director Sunair Services Corporation, a provider of certain outdoor-related services  to homes and businesses, Director |
| James M. Fitzgibbons (74) Board Member (2008) | Corporate Director and Trustee | Bill Barrett Company, an oil and gas exploration company, Director |
| Kenneth A. Himmel (62) Board Member (2008) | President and CEO, Related Urban Development, a real estate development company (1996-present) President and CEO, Himmel & Company, a real estate development company (1980-present) CEO, American Food Management, a restaurant company (1983-present) | None |
| Stephen J. Lockwood (61) Board Member (2008) | Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present) | None |
| Roslyn M. Watson (59) Board Member (2008) | Principal, Watson Ventures, Inc., a real estate investment company (1993-present) | American Express Bank, Director The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee National Osteoporosis Foundation, Trustee SBLI-USA, Director |

| Name (Age) Position with Trust (Since) | Principal Occupation During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Benaree Pratt Wiley (62) Board Member (2008) | Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present) President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005) | Boston College, Trustee Associate Blue Cross Blue Shield of Massachusetts, Director Commonwealth Institute, Director Efficacy Institute, Director PepsiCo African – American, Chair of Advisory Board The Boston Foundation, Director Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director CBIZ, a professional support consultant and service provider to small and midsized corporations, Director |

The address of each Trustee of the Trust is 200 Park Avenue, New York, New York 10166.

—————————————

**Effective on or about December 1, 2008, references in the fund's SAI to "www.melloninstitutionalfunds.com" will be replaced with "www.dreyfus.com." The address to request information on the fund will be 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144. References in the fund's SAI to Mellon Bank, N.A. are now replaced with The Bank of New York Mellon.**

**INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE.**

# Mellon Institutional Funds Investment Trust

## SUPPLEMENT dated November 18, 2008

### To the STATEMENT OF ADDITIONAL INFORMATION of

### Newton International Equity Fund - - Class I Shares

### Dated February 1, 2008
### (as supplemented March 14, 2008)

---

The following information supplements and supersedes any contrary information contained in the fund's Statement of Additional Information (the "SAI"):

Effective on or about December 1, 2008, the name of the Trust will be changed to Dreyfus Investment Funds and the name of the fund will be changed to Dreyfus/Newton International Equity Fund.

_____

**Effective on or about December 1, 2008, references in the fund's SAI to "Mellon Institutional Funds" will be deleted and the fund will be part of the Dreyfus Family of Funds.**

_____

The following information supplements and supersedes any contrary information contained in the fund's SAI:

Effective on or about December 1, 2008, The Dreyfus Corporation ("Dreyfus") will replace Newton Capital Management Limited ("Newton") as the fund's investment adviser. Newton will serve as the fund's sub-investment adviser. As the fund's sub-investment adviser, Newton, subject to Dreyfus' supervision, will continue to provide investment advisory assistance and research and the day-to-day management of the fund's investments. Dreyfus is located at 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $340 billion in approximately 180 mutual fund portfolios. Newton is located at 160 Queen Victoria Street, London, EC4V 4LA, England, and was formed in 1978. As of September 30, 2008, Newton, together with its parent and its parent's subsidiaries, managed approximately $62 billion in discretionary separate accounts and other investment accounts. Dreyfus and Newton are affiliates of each other and subsidiaries of The Bank of New York Mellon Corporation ("BNY Mellon"). Dreyfus is the primary mutual fund business of BNY Mellon.

There will be no changes to the fund's management fee as a result of the appointment of Dreyfus as the fund's investment adviser and Dreyfus will pay Newton the sub-investment advisory fee directly. There will be no changes to the services to be provided to the fund as a result of the appointment of Dreyfus as the fund's investment adviser and Newton as the fund's sub-investment adviser, except that Dreyfus will supervise Newton's day-to-day management of the fund's investments. The fund's portfolio managers will continue to manage the fund.

The following persons are officers and/or directors of Dreyfus: Jonathan Little, Chair of the Board; Jonathan Baum, Chief Executive Officer and a director; J. Charles Cardona, President and a director; Diane P. Durnin, Vice Chair and a director; Phillip N. Maisano, Chief Investment Officer, Vice Chair and a director; J. David Officer, Chief Operating Officer, Vice Chair and a director; Dwight Jacobsen, Executive Vice President; Patrice M. Kozlowski, Senior Vice President – Corporate Communications; Jill Gill, Vice President – Human Resources; Anthony Mayo, Vice President – Information Systems; Theodore A. Schachar, Vice President – Tax; John E. Lane, Vice President; Jeanne M. Login, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Secretary; and Mitchell E. Harris, Ronald P. O'Hanley III, and Scott E. Wennerholm, directors.

––––––––––––––––––––––

**Effective on or about December 1, 2008, Dreyfus will assume the fund's current expense undertaking.  This expense limitation is voluntary and may be terminated at any time**.

––––––––––––––––––––––

**The following information supplements and supersedes any contrary information contained in the section of the fund's SAI entitled "Management-Trustees and Officers of the Trust".**

Effective on or about December 1, 2008, the Trust's Board will be comprised of the persons listed below. The Trustees' positions with the Trust, principal occupations and other board memberships and affiliations also are shown below.  None of the Trustees are 'interested persons" of the Trust, as defined in the Investment Company Act of 1940, as amended.

| Name (Age)<br>Position with Trust (Since) | Principal Occupation<br>During Past 5 Years | Other Board Memberships and Affiliations |
| --- | --- | --- |
| Joseph S. DiMartino (65)<br>Chairman of the Board<br>(2008) | Corporate Director and Trustee | The Muscular Dystrophy Association, Director<br>Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director<br>The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director<br>Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director |
| James M. Fitzgibbons (74)<br>Board Member (2008) | Corporate Director and Trustee | Bill Barrett Company, an oil and gas exploration company, Director |
| Kenneth A. Himmel (62)<br>Board Member (2008) | President and CEO, Related Urban Development, a real estate development company (1996-present)<br>President and CEO, Himmel & Company, a real estate development company (1980-present)<br>CEO, American Food Management, a restaurant company (1983-present) | None |
| Stephen J. Lockwood (61)<br>Board Member (2008) | Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present) | None |
| Roslyn M. Watson (59)<br>Board Member (2008) | Principal, Watson Ventures, Inc., a real estate investment company (1993-present) | American Express Bank, Director<br>The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee<br>National Osteoporosis Foundation, Trustee<br>SBLI-USA, Director |

| Name (Age) Position with Trust (Since) | Principal Occupation During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Benaree Pratt Wiley (62) Board Member (2008) | Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present) President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005) | Boston College, Trustee Associate Blue Cross Blue Shield of Massachusetts, Director Commonwealth Institute, Director Efficacy Institute, Director PepsiCo African – American, Chair of Advisory Board The Boston Foundation, Director Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director CBIZ, a professional support consultant and service provider to small and midsized corporations, Director |

The address of each Trustee of the Trust is 200 Park Avenue, New York, New York 10166.

———————————————

**Effective on or about December 1, 2008, references in the fund's SAI to "www.melloninstitutionalfunds.com" will be replaced with "www.dreyfus.com." References to a phone number in the fund's SAI will be replaced with 1-800-645-6561 and the address to request information on the fund will be 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144. References in the fund's SAI to Mellon Bank, N.A. are now replaced with The Bank of New York Mellon.**

**INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE.**

# Mellon Institutional Funds Investment Trust

## SUPPLEMENT dated November 18, 2008

## To the STATEMENT OF ADDITIONAL INFORMATION of

### The Boston Company Institutional Group of Equity Funds:
**The Boston Company Large Cap Core Fund**
**The Boston Company Small Cap Value Fund**
**The Boston Company Small Cap Value Fund II**
**The Boston Company Small Cap Growth Fund**
**The Boston Company Small/Mid Cap Growth Fund**
**The Boston Company Small Cap Tax-Sensitive Equity Fund**
**The Boston Company Emerging Markets Core Equity Fund**
**The Boston Company International Core Equity Fund**
**The Boston Company International Small Cap Fund**

**Dated February 1, 2008**
**(as supplemented April 22, 2008)**

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**The following information supplements and supersedes any contrary information contained in the funds' Statement of Additional Information (the "SAI"):**

Effective on or about December 1, 2008, the name of the Trust will be changed to Dreyfus Investment Funds and the name of each fund will be changed as set forth below.

| Old Fund Name | New Fund Name |
|---|---|
| The Boston Company Large Cap Core Fund | Dreyfus/The Boston Company Large Cap Core Fund |
| The Boston Company Small Cap Value Fund | Dreyfus/The Boston Company Small Cap Value Fund |
| The Boston Company Small Cap Value Fund II | Dreyfus/The Boston Company Small Cap Value Fund II |
| The Boston Company Small Cap Growth Fund | Dreyfus/The Boston Company Small Cap Growth Fund |
| The Boston Company Small/Mid Cap Growth Fund | Dreyfus/The Boston Company Small/Mid Cap Growth Fund |
| The Boston Company Small Cap Tax-Sensitive Equity Fund | Dreyfus/The Boston Company Small Cap Tax-Sensitive Equity Fund |
| The Boston Company Emerging Markets Core Equity Fund | Dreyfus/The Boston Company Emerging Markets Core Equity Fund |
| The Boston Company International Core Equity Fund | Dreyfus/The Boston Company International Core Equity Fund |
| The Boston Company International Small Cap Fund | Dreyfus/The Boston Company International Small Cap Fund |

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**Effective on or about December 1, 2008, references in the funds' SAI to "Mellon Institutional Funds", "Mellon Institutional Group of Equity Funds" and "The Boston Company Institutional Group of Equity Funds" will be deleted and the funds will be part of the Dreyfus Family of Funds.**

_____

**The following information supplements and supersedes any contrary information contained in the funds' SAI:**

Effective on or about December 1, 2008, The Dreyfus Corporation ("Dreyfus") will replace The Boston Company Asset Management, LLC ("TBCAM") as each fund's investment adviser. Dreyfus is located at 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $340 billion in approximately 180 mutual fund portfolios. Dreyfus and TBCAM are affiliates of each other and subsidiaries of The Bank of New York Mellon Corporation ("BNY Mellon"). Dreyfus is the primary mutual fund business of BNY Mellon.

There will be no changes to the management fees of any fund or to the services to be provided to any fund as a result of the appointment of Dreyfus as each fund's investment adviser. Each fund's portfolio managers will continue to manage the respective fund. In addition to their other affiliations, the portfolio managers also are employees of Dreyfus and will manage the respective fund in that capacity. The portfolio managers will continue to use TBCAM's proprietary investment process to manage the respective fund.

The following persons are officers and/or directors of Dreyfus: Jonathan Little, Chair of the Board; Jonathan Baum, Chief Executive Officer and a director; J. Charles Cardona, President and a director; Diane P. Durnin, Vice Chair and a director; Phillip N. Maisano, Chief Investment Officer, Vice Chair and a director; J. David Officer, Chief Operating Officer, Vice Chair and a director; Dwight Jacobsen, Executive Vice President; Patrice M. Kozlowski, Senior Vice President – Corporate Communications; Jill Gill, Vice President – Human Resources; Anthony Mayo, Vice President – Information Systems; Theodore A. Schachar, Vice President – Tax; John E. Lane, Vice President; Jeanne M. Login, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Secretary; and Mitchell E. Harris, Ronald P. O'Hanley III, and Scott E. Wennerholm, directors.

_____

**Effective on or about December 1, 2008, Dreyfus will assume for each fund any current expense undertaking that has not yet expired. These expense limitations are voluntary and may be terminated at any time**.

_____

**The following information supplements and supersedes any contrary information contained in the section of the funds' SAI entitled "Management-Trustees and Officers of the Trust".**

Effective on or about December 1, 2008, the Trust's Board will be comprised of the persons listed below. The Trustees' positions with the Trust, principal occupations and other board memberships and affiliations also are shown below. None of the Trustees are "interested persons" of the Trust, as defined in the Investment Company Act of 1940, as amended.

| Name (Age)<br>Position with Trust (Since) | Principal Occupation<br>During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Joseph S. DiMartino (65)<br>Chairman of the Board<br>(2008) | Corporate Director and Trustee | The Muscular Dystrophy Association, Director<br>Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director<br>The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director |

Effective on or about December 1, 2008, references in the funds' SAI to "www.melloninstitutionalfunds.com" will be replaced with "www.dreyfus.com."  References to a phone number in the funds' SAI will be replaced with 1-800-645-6561 and the address to request information on a fund will be 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.  References in the funds' SAI to Mellon Bank, N.A. are now replaced with The Bank of New York Mellon.

**INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE STATEMENT OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE.**

# Mellon Institutional Funds Investment Trust

## SUPPLEMENT dated November 18, 2008

### To the STATEMENT OF ADDITIONAL INFORMATION of

**Mellon Capital Large Cap Growth Fund**
**Mellon Capital Micro Cap Fund**

**Dated February 1, 2008**

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Mellon Capital Large Cap Growth Fund and Mellon Capital Micro Cap Fund have been liquidated and terminated as series of the Trust. Accordingly, the funds are no longer being offered for sale to investors.